UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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11019823

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
WASH., D.C.
200

SEC FILE NUMBER
8 – 65931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

KELLOGG PARTNERS INSTITUTIONAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 BROADWAY, 3RD FLOOR
(No. And Street)

NEW YORK,	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES KELLOGG — (212) 389-5842 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/25

OATH OR AFFIRMATION

I, CHARLES KELLOGG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KELLOGG PARTNERS INSTITUTIONAL SERVICES, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MANAGING MEMBER

Title

Notary Public

JENNIE LOSSMANN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LO6134871
Qualified In New York County
My Commission Expires October 11, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Kellogg Partners Institutional Services, LLC, a wholly owned subsidiary of
Kellogg Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Kellogg Partners Institutional Services, LLC (the "Company"), a wholly owned subsidiary of Kellogg Capital Markets, LLC, as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 11, the Company sold most of its operations effective December 31, 2010. Also, effective December 31, 2010, the Company filed form BDW and will discontinue its broker dealer operations.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kellogg Partners Institutional Services, LLC, a wholly owned subsidiary of Kellogg Capital Markets, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 28, 2011

KELLOGG PARTNERS INSTITUTIONAL SERVICES, LLC
A WHOLLY OWNED SUBSIDIARY OF KELLOGG CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$ 282,951
Commissions receivable	88,587
Due from broker	8,017,132
Other assets	529,609
TOTAL ASSETS	$ 8,918,279

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 815,300
Payable to parent	34,928
Other liabilities	912,243
TOTAL LIABILITIES	1,762,471
Member's equity	7,155,808
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 8,918,279

The accompanying notes are an integral part of this financial statement.

KELLOGG PARTNERS INSTITUTIONAL SERVICES, LLC
A WHOLLY OWNED SUBSIDIARY OF KELLOGG CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2010

NOTE 1. ORGANIZATION

Kellogg Partners Institutional Services, LLC (the "Company") was organized in the State of New York in February, 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the New York Stock Exchange, Inc. (the "NYSE"), the Securities Investor Protection Corporation ("SIPC") and the National Futures Association ("NFA"). The Company is a wholly owned subsidiary of Kellogg Capital Markets, LLC (the "Parent"). The Company does not receive or hold funds or securities for, nor owe funds or securities to, customers. The Company has yet to commence its futures operation that it has been approved for.

The Company provides execution services for institutional customers on the floor of the NYSE and through riskless principal transactions for listed and over-the-counter traded securities. The Company also operates as a proprietary securities trader where it buys and sells marketable securities for its own account.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fixed assets are carried at cost and depreciated over their estimated useful lives.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

The Company records securities transactions on a trade-date-basis.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 - Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 2 - Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

The Company values common equity securities owned and sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

The Company values preferred equity securities owned and sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company values convertible and nonconvertible corporate bond securities owned and sold, not yet purchased that are freely tradable by using over-the-counter (OTC) price quotations from other dealers, market makers and various publications.

As of December 31, 2010, the Company held no securities owned or sold, but not yet purchased.

NOTE 3. COMMISSIONS RECEIVABLE

The commissions receivable shown on the statement of financial condition is due from the Company's clearing broker (Merrill Lynch Broadcort Clearing Corp.) and other broker-dealers.

The Company introduces its customer transactions to this clearing broker, which is governed by the terms of a clearance agreement. In connection with the clearance agreement, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain as it relates to the Company's introduced customer transactions.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital, as defined. The Rule also requires that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2010, the Company had net capital of $6,601,744 which was $6,484,246 in excess of its required net capital of $117,498.

NOTE 5. SIGNIFICANT GROUP CONCENTRATION OF COUNTERPARTY RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

As of December 31, 2010, there were no significant customer accounts having unsecured debit balances that presented any risk.

NOTE 6. COMMITMENTS

As more fully disclosed in Note 11, the Parent assigned the lease for New York City office space used by the Company to a third party effective December 31, 2010. The Company retained an office on Long Island, NY which it rents on a month to month basis at $1,500 per month. In addition, the Company retained an office in Boston, MA under a lease which expires August 31, 2011. The minimum future payments under this lease agreement are $20,528.

NOTE 7. PAYABLE TO PARENT

The payable to Parent on the statement of financial condition is the Company's allocated shares of expenses paid on behalf of the Company by its Parent.

NOTE 8. RETIREMENT PLAN

The majority owner of the Parent offers a 401(k) retirement plan (the "Plan") covering all eligible employees of the Company and the Parent. Participants become eligible six months after their employment commencement date, provided the employee is scheduled to complete at least 500 hours of service, and may enter the Plan on the first day of the month upon satisfying the eligibility requirements.

NOTE 9. INCOME TAXES

Since the Company is considered a "disregarded entity" for income tax purposes, no provision for income taxes is made at the Company level.

NOTE 10. SOFT DOLLAR TRANSACTIONS

The Company provides to its customers research services through third party vendors based on pre-existing arrangements.

Included in the other assets is $63,329 of prepayments related to these soft dollar arrangements, made to third party vendors, for which corresponding commissions have yet to be earned by the Company.

Included in the other liabilities is $382,287 related to these soft dollar arrangements that have been accumulated but have not been used to pay for third party services as of December 31, 2010.

NOTE 11. SALE OF BUSINESS

Effective December 31, 2010 the Company and Parent sold most of their assets, client list, and security positions, transferred most of their employees, and assigned their primary office space lease to Knight Capital Group, Inc. The Company also filed form BDW effective December 31, 2010 and will discontinue its broker-dealer operations. The Company will wind down its business in the new year.

NOTE 12. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date of this report, and no events have been identified which require disclosure.

KELLOGG PARTNERS INSTITUTIONAL SERVICES, LLC

A WHOLLY OWNED SUBSIDIARY OF

KELLOGG CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010